# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONTRAK, INC., CIK 0001136174
CUSIP: 683373401
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0001797168
Persons authorized to receive notices and communications: Terren S. Peizer, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Group Holdings, LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Humanitario Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321

## Reporting persons
- ACUITAS GROUP HOLDINGS, LLC (CIK 0001797168): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 44,839,793; sole dispositive power 0; shared dispositive power 44,839,793; aggregate amount beneficially owned 44,839,793 (91.6% of the class)
  Comment: Based on 48,925,508 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the Registration Statement on Form S-1 filed with the SEC on June 17, 2025 ("June 17 Form S-1"); (ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- ACUITAS CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,055,568; sole dispositive power 0; shared dispositive power 15,055,568; aggregate amount beneficially owned 15,055,568 (78.1% of the class)
  Comment: Based on 19,273,416 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1; (ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- HUMANITARIO CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 23,173,739; sole dispositive power 0; shared dispositive power 23,173,739; aggregate amount beneficially owned 23,173,739 (92.4% of the class)
  Comment: Based on 25,086,107 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1; and (ii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, in each case, as described further below in Item 5.
- TERREN S. PEIZER (CIK 0000904534): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 68,013,532; shared voting power 0; sole dispositive power 68,013,532; shared dispositive power 0; aggregate amount beneficially owned 68,013,532 (97.5% of the class)
  Comment: Based on 69,793,767 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1; (ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023; (iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Name of issuer: ONTRAK, INC.
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Comment: This Amendment No. 33 to Schedule 13D (this "Amendment") is being filed by Acuitas Group Holdings, LLC, a California limited liability company ("Acuitas"), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas ("Acuitas Capital"), Humanitario Capital LLC, a Puerto Rico limited liability company ("Humanitario"), and Terren S. Peizer ("Mr. Peizer") (collectively, the "Reporting Persons") to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024, Amendment No. 23 to Schedule 13D filed on April 10, 2024, Amendment No. 24 to Schedule 13D filed on June 5, 2024, Amendment No. 25 to Schedule 13D filed on June 21, 2024, Amendment No. 26 to Schedule 13D filed on August 30, 2024, Amendment No. 27 to Schedule 13D filed on October 3, 2024, Amendment No. 28 to Schedule 13D filed on October 7, 2024, Amendment No. 29 to Schedule 13D filed on April 1, 2025, Amendment No. 30 to Schedule 13D filed on May 20, 2025, Amendment No. 31 to Schedule 13D filed on May 29, 2025 and Amendment No. 32 to Schedule 13D filed on June 23, 2025 (as amended and supplemented, the "Original Statement" and, as amended and supplemented by this Amendment, the "Statement"), relating to common stock, par value $0.0001 per share (the "Shares"), of Ontrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by adding the following information:

"On June 20, 2025, Humanitario partially exercised the Pre-Funded Private Placement Warrant (as previously defined in the Original Statement) in respect of 500,000 Shares for an aggregate exercise price of $700.00, or $0.0014 per share. Humanitario funded the partial exercise from working capital. Following the partial exercise on June 20, 2025, a total of 799,575 Shares remains issuable under the Pre-Funded Private Placement Warrant."

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Statement is hereby amended and supplemented to include the information disclosed in Item 3 above, which is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

"(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 48,925,508 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the Registration Statement on Form S-1 filed with the SEC on June 17, 2025 (the "June 17 Form S-1");

(ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and

(vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 44,839,793 Shares, consisting of:

(i) an aggregate of 132,133 Shares owned by Acuitas as of the date hereof;

(ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and

(vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 91.6% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 44,839,793 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 15,055,568 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 19,273,416 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1;

(ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iv) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 15,055,568 Shares, consisting of:

(i) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(ii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 78.1% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 15,055,568 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 25,086,107 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1; and

(ii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 20,068,684 Shares underlying the Private Placement Warrant and (2) 799,575 Shares underlying the Private Placement Pre-Funded Warrant.

As of the date hereof, Humanitario may be deemed to have beneficial ownership of 23,173,739 Shares, consisting of:

(i) an aggregate of 2,305,480 Shares owned by Humanitario as of the date hereof; and

(ii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023.

The Shares beneficially owned by Humanitario represents approximately 92.4% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 23,173,739 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 69,793,767 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 31, 2025, as disclosed by the Company in the June 17 Form S-1;

(ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and

(vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 68,013,532 Shares, consisting of:

(i) an aggregate of 2,437,613 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 132,133 Shares owned by Acuitas as of the date hereof and (2) 2,305,480 Shares owned by Humanitario as of the date hereof;

(ii) an aggregate of 14,644,619 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 20,868,259 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 15,007,473 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and

(vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 97.5% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 68,013,532 Shares."
Number of shares as to which each person has sole or shared power to vote or dispose:
"The Shares beneficially owned by Acuitas represents approximately 91.6% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 44,839,793 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 15,055,568 Shares with Acuitas Capital and Mr. Peizer.

The Shares beneficially owned by Acuitas Capital represents approximately 78.1% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 15,055,568 Shares with Acuitas and Mr. Peizer.

The Shares beneficially owned by Humanitario represents approximately 92.4% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 23,173,739 Shares with Mr. Peizer.

The Shares beneficially owned by Mr. Peizer represents approximately 97.5% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 68,013,532 Shares."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:

"Except as set forth in this Amendment, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D."

## Signatures
- ACUITAS GROUP HOLDINGS, LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, CHAIRMAN (06/24/2025)
- ACUITAS CAPITAL LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, CHAIRMAN (06/24/2025)
- HUMANITARIO CAPITAL LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, SOLE MEMBER (06/24/2025)
- TERREN S. PEIZER: /s/ Terren S. Peizer, TERREN S. PEIZER (06/24/2025)